Exhibit 99.1

BRF — BRASIL FOODS S.A.

(formerly named Perdigão S.A.)

Publicly-traded company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

MINUTES OF THE ORDINARY GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING HELD ON MARCH 31 2010

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6.404/76)

DATE, TIME AND PLACE: March 31 2010 at 10:30 a.m. at the Company’s registered offices at Av. Rua Jorge Tzachel, 475, in the city of Itajaí, State of Santa Catarina, QUORUM: Shareholders representing 67,18% of the voting capital. Also present at the Meeting representing the Company, the Chief Executive Officer, José Antonio do Prado Fay, the Financial and Investor Relations Officer, Leopoldo Viriato Saboya, Human Resources Director, Gilberto Antonio Orsato, as well as by videoconference, the Control and Planning Officer, Antonio Carlos Zanella, and representing member of the Fiscal Council, Attílio Guaspari. Also present Carla Belangero, representative of KPMG Auditores Independentes S/C. CONVENING NOTICE: Published in the newspapers: Diário Oficial do Estado de Santa Catarina, Diário Catarinense and Valor Econômico-SP, editions of March 15, 16 e 17 2010. FINANCIAL STATEMENTS: Published in the Diário Oficial do Estado de Santa Catarina, Diário Catarinense and Valor Econômico (National Edition) on March 1 2010. TABLE: Nildemar Secches, Co-Chairman and Ney Antonio Flores Schwartz, Secretary; BOARD: Nildemar Secches, Co-Chairman, Luiz Fernando Furlan — Co-Chairman and Edina Biava, Secretary. AGENDA: 1. Examine and vote on the Management Report, Financial Statements and other documents with respect to the fiscal year ending December 31, 2009, and decide on the allocation of the results; 2. Ratify the distribution of dividends or interest on shareholders’ equity according to the resolution of the Board of Directors; 3. Ratify the election of a member to the Board of Directors at the Meeting of the Board of Directors held on December 17, 2009; 4. Elect the Fiscal Council/Audit Committee; 5. Establish the annual and aggregate compensation of the members of management and the Fiscal Council; 6. Ratify the increase in capital in connection with the exercise of the option to purchase additional shares (greenshoe), exercised by Banco UBS Pactual on August 20, 2009; 7. Approve the Compensation Plan based on Shares and the policies for stock options for the executives of BRF — Brasil Foods S.A; 8. Approve the Compensation Plan based on Shares and the policiesfor stock options for the executives of Sadia S.A., with shares issued by BRF — Brasil Foods S.A., pursuant to the Association Agreement and Sadia’s Stock Option Plan; 9. Approve the stock split of the Company’s Shares in the proportion of 100% with the issue of one new share for each existing share, and a change in ratio such that the ADRs (American Depositary Receipts) will have the same proportional base = 1 share for 1 ADR; 10. Ratify the choice of the company, KPMG Auditores Independentes, appointed by this Board of Directors to prepare the Valuation Reports on the accounts of the Companies AVIPAL NORDESTE S.A and HFF PARTICIPAÇÕES S.A., respectively; 11. Approve the Valuation Reports and the Protocols and Justifications for Incorporation; 12. Approve the incorporation of the Companies AVIPAL NORDESTE S.A and HFF PARTICIPAÇÕES S.A by BRF — Brasil Foods S.A with the consequent extinguishment of the incorporated companies; 13. Ratify the official newspapers for publication of the Company’s notices — Diário Oficial de Santa Catarina, Diário Catarinense and Valor Econômico. RESOLUTIONS ADOPTED (approved by the most shareholders): 1. Approved the Management Report, Financial Statements and other documents with respect to the fiscal year terminating on December 31 2009 and the allocation of the Company’s Net Income for the Fiscal Year 2009 as follows: Net Income for the Fiscal Year; R$ 96,161,162.48; Net Income to be allocated R$ 96,161,162.48; Legal Reserve R$ 4,808,058.12; Balance to be allocated to interest on

Shareholders’ Equity R$ 91,353,104.36; Interest on Shareholders’ Equity: Net Profit R$ 91,353,104.36; Use of the Reserve for Expansion R$ 8,646,895.64; Total Distributed R$ 100,000,000.00. 2. Ratified the resolutions of the Board of Directors, ad referendum of the General Meeting, approving the payment of R$100,000,000.00 (one hundred million Reais), equivalent to R$0.22998523 per share, with Federal Income Tax of 15%, with the exception of those shareholders that are immune/exempt, for the 434,810,533 shares issued, with a record date of December 28, 2009 and an ex-dividend date of December 29 2009, in the form of interest on shareholders’ equity. Payment shall take place on February 26, 2010, representing 109.5% of the adjusted net income for the fiscal year pursuant to Article 202 of Law 6.404/76 for the purposes of the mandatory dividend. 3. Ratified the election of a member of the Board of Directors at the Meeting of the Board of Directors held on December 17 2009, Roberto Faldini, Brazilian, married, Business Administrator, registered in the individual tax register (CPF) under number 070.206.438-68, bearer of ID number 3.182.138-8 SSP/SP, resident and domiciled in São Paulo-SP, with a term of office to run until the E/OGM of 2011, 4. Elected to the Fiscal Council/Audit Committee with a term of office to run until the E/OGM of 2011, being made up of Effective Members: (i) as financial specialist and independent member: ATTÍLIO GUASPARI, Brazilian, married, engineer, enrolled in the taxpayers’ register (CPF) under number 610.204.868-72, bearer of ID card 19.799-6 issued by the Air Force Ministry, resident and domiciled in Rio de Janeiro-RJ; (ii) as independent member: OSVALDO ROBERTO NIETO, Brazilian, married, accountant, enrolled in the taxpayers’ register (CPF) under number 703.427.418-53, bearer of ID card number W/676628-S SE/DPMAF/D, resident and domiciled in São Paulo-SP; (iii) JORGE KALACHE FILHO, Brazilian, married, engineer, enrolled in the taxpayers’ register (CPF) under number 178.165.217-15, bearer of ID card 2197470 IPF, resident and domiciled in Rio de Janeiro-RJ; Alternate Members: AGENOR AZEVEDO DOS SANTOS, Brazilian, married, accountant, enrolled in the taxpayers’ register (CPF) under number 383.239.407-97, bearer of professional ID CRC-RJ number 43670-5, resident and domiciled in Rio de Janeiro-RJ; ERNESTO RUBENS GELBCKE, Brazilian, married, accountant enrolled in the taxpayers’ register (CPF) under number 062.825.718/04, bearer of ID card 2660114 SSP/SP, resident and domiciled São Paulo-SP; MAURICIO ROCHA NEVES, Brazilian, separated, accountant, company administrator, enrolled in the taxpayers’ register (CPF) under number 871.201.867-87, bearer of ID card 073.676.579 IPF/RJ, resident and domiciled in Rio de Janeiro-RJ; the effective and alternate councilors hereby elected have declared that they are totally unencumbered pursuant to Article 147 of Law 6,404/76, for the exercise of their respective functions; 5. Approved the compensation of the BRF Company’s Management for the current fiscal year in the aggregate and annual value of up to R$34.1 million, including additional compensation in December 2010, in an amount corresponding to one month’s salary, including the additional remuneration for December 2009 for the value corresponding to one month’s fees. The payment of the minimum value established in law of 10% of the average compensation of each member of management as compensation for the members of the Fiscal Council is assured pursuant to Article 162, Paragraph 2 of Law 6.404/76.  6. Ratified the increase in capital approved by the Board of Directors on August 21, 2009 within the limit of the authorized capital, in connection with the exercise of the option to purchase additional shares (greenshoe) exercised by Banco UBS Pactual S. A., Lead Underwriter, in the amount of 17,250,000 (seventeen million, two hundred and fifty thousand) common, nominative, book-entry shares, with no par value, at the issue price of R$40.00 (forty Reais) per share, resulting in the increase in capital stock, within the limit of the Company’s authorized capital in the amount of R$690,000,000.00 (six hundred and ninety million Reais), representing an increase in the capital stock from R$11,863,417,953.36, (eleven billion, eight hundred and sixty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Reais and thirty-six centavos), divided in 418,986,623 (four hundred and eighteen million, nine hundred and eighty-six thousand, six hundred and twenty-three) common shares to R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Reais and thirty-six centavos), represented by 436,236,623 (four hundred and thirty-six million, two hundred and thirty-six thousand, six hundred and twenty-three) common shares, which shall possess characteristics identical to those of the shares already in existence, being entitled to the same rights which are granted to the latter. Consequently, Article 5 (caption sentence) of the Bylaws of the Company now reads as follows: “Section 5 - The Capital Stock subscribed for and paid up is R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Reais and thirty-six centavos), divided into 436,236,623 (four hundred and thirty-six million, two hundred and thirty-six thousand, six hundred and twenty-three) common shares, all book entry with no par value”. 7. Approved the Compensation Plan based on Shares and the policies for stock options for the executives of BRF — Brasil Foods S.A. 8. Approved the Compensation Plan based on Shares and the policies for stock options for the executives of Sadia S.A., with shares issued by BRF — Brasil Foods S.A., pursuant to the Association Agreement and Sadia’s Stock Option Plan. 9. Stock split of Shares and ADRs — Approved stock split of the Company’s Shares in the proportion of 100% with the issue of 1 (one) new share for each 1 (one) share currently in existence and equating the ADRs ( American Depositary Receipts) to the same proportional base such that 1 (one) share shall correspond to 1 (one ADR). This stock split is designed to reposition the price of the Company’s shares and the ADRs with a focus on an increase in liquidity and the interests of the national and international retail markets, with the consequent amendment of Article 5 of the Bylaws, which shall now come into effect with the following text: “Article 5 - The Capital Stock subscribed for and paid up is R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Reais and thirty-six centavos), divided into 872,473,246 (eight hundred and seventy-two million, four hundred and seventy-three thousand, two hundred and forty-six) common shares, all book entry and with no par value. Paragraph One — The Corporation is authorized to increase the capital stock up to the limit of five one billion (1.000,000,000) common shares, irrespective of amendment to the bylaws, by resolution of the Board of Directors, who will have the authority to establish the conditions for the issue, including the price and time of payment of subscriptions.” 10. Ratified the choice of the company KPMG Auditores Independentes appointed by this Board of Directors to prepare the Valuation Reports of the accounts of the Companies AVIPAL NORDESTE S.A and HFF PARTICIPAÇÔES S.A., respectively. 11. Approved the Valuation Reports to which item 10 above refers, as well as the Protocols and Justifications of Incorporation of the Companies AVIPAL NORDESTE S.A and HFF PARTICIPAÇÕES S.A by BRF — Brasil Foods S.A.; 12. Approved the incorporation of the Companies AVIPAL NORDESTE S.A and HFF PARTICIPAÇÕES S.A by BRF — Brasil Foods S.A with the consequent extinguishment of the incorporated companies. 13. Ratified the official newspapers for publication of the Company’s notices — Diário Oficial de Santa Catarina, Diário Catarinense and Valor Econômico. DOCUMENTS ATTACHED: 1. Shareholders Attendance List. 2. Restated Bylaws; 3. Valuation report by KPMG Auditores Independentes; 4. Protocol and Justification. 5. Document of Branches of Avipal Nordeste, merged by BRF; 6. Compensation Plans based on Shares and the policies for stock options for the executives. DOCUMENTS FILED WITH THE COMPANY: 1. Proxy instruments granted; 2. Voting declarations. TERMINATION: These minutes, having been drafted, read and approved, were signed by those present. (Authorized the publication of these minutes excluding the signatures of the shareholders present pursuant to Article 130, Paragraph 2 of Law 6,404/76). Itajaí-SC, March 31 2010. Nildemar Secches, Co-Chairman, Luiz Fernando Furlan, Co-Chairman, Edina Biava, Secretary. SHAREHOLDERS PRESENT: BIRD Fund; SHAN BAN CHUN; FUNDO DE INV EM ACOES ACAO; FIA IBOVESPA VALUE; FIA IBOVESPA INNOVATION; FPRV1 SABIA FIM PREVIDENCIARIO; FPRV2 AND FUN INV MULTIMERCADO: PETROS - FUND. PETROBRÁS SEG. SOCIAL; FUND VALE R DOCE SEG SOC VALIA; CAIXA PREVID FUNC DO BCO DO BR; WEG PART E SERVICOS S A: FUND SISTEL SEGURIDADE SOCIAL; TARPON ALL EQUITIES FUND LLC: TARPON HG MASTER FIA; TARPON FUND LLC; TARPON INST FUNDO INV ACOES; FUNDO INV DE ACOES TARPON CFJ; PERDIGAO SOC PREV PRIVADA; VOIGT SCHWARTZ ADM LTDA; EGGON JOAO DA SILVA; EGGON JOAO DA SILVA ADM LTDA;DABLIUVE ADMINISTRADORA LTDA;

GERD EDGAR BAUMER; MARTIN WERNINGHAUS; FATOR NSE HIB FUNDO INV ACOES; NEY ANTONIO FLORES SCHWARTZ; FIM CP LS INV NO EXTERIOR; MARCOS HECHT; MARTINUS THEODORUS VAN DE BILT; FRANCISCO DE ASSIS CECHELLI OLIVA; RICARDO DI GIACOMO RIBEIRO; TOTAL RETURN INVESTMENTS LLC;ZENAIDE AZEVEDO MARTINS SILVA; WAGNER DIAS COELHO; PIERCARLO SANNA; ANNA VICTORIA LEMANN OSORIO; THOMAZ ANDRADE CONDE; DOMINGOS HENRIQUE LEAL BRAUNE; FIA PACTUAL DINAMICO; STEPHANE LOUIS MALIK; CLUBE DE INV PACTUAL 1;CHRISTIAN VAN H H TELLES; MAX VAN H HERRMANN TELLES; JOAO ARGON PRETO OLIVEIRA FO; CARLOS PARGA NINA; DECIO PEREIRA MATOS; ROBERTO TAVARES DE MELO;JOSE CARLOS SUSSEKIND; FIA PACTUAL ANDROMEDA; ARMANDO ALVES DA FONSECA;HELIO BRUCK ROTENBERG; VICTORI INVESTIMENTOS S A;PARAIBUNA FIA PREVIDENCIARIO;AMAZONAS FUND DE INVESTIMENTO EM ACOES PREVIDENCIARIO; WALTER SOARES RIBAS; MARIA DA CONCEIÇÃO MARTINS DA SILVA SERFATY; CONSTRUHAB COML E CONSTR LTDA; GARUTTI CONT OR FIS S C LTDA;MARIA APARECIDA CUNHA FONTANA; VANIA CUNHA FONTANA; MARCELO SERFATY;FUNDO INV DE ACOES MANGALARGA; CLUBE DE INV PALLADIUM; HILTON MADEIRA; JOSE EDUARDO CINTRA LALONI; FIA EXCLUSIVO SARLAT; FUNDO INV MULTIMERCADO EDUCA; FUNDO DE INV DE ACOES MOSAVI; FUNDO INV DE ACOES TARPON CFJ; FUNDO INV EM ACOES PRVICOKE RV; FIA CINCO CINCO; UBS PACT FUND FUNDO INV ACOES; ALEXANDRE RHEIN; FIA KONDOR; UBS P P F I AC PREVIDENCIARIO; FUNDO INV DE ACOES LIPIZZANER; LUIS HENRIQUE CALS DE BEAUCLAIR GUIMARAES; FUNDO INV DE ACOES DIAMOND OPT; FUNDO INV MULT CRED PRIVADO JO; FUNDO DE INV DE ACOES L 2; MAXIMILIANO S CARLOMAGNO; PERFIN INF EQ BR FUN INV ACOES; FUNDO DE INV DE ACOES TMB; PAULO ALBERTO LEMANN; SUD ACCIONES Y VALORES S A; INFINITY VALUE INVESTMENTS LLC; ALSTOM INVESTMENTS LLC BIARRITZ LLC; TOP PICKS VALUE INVESTORS LLC; IM T S A G F F M IM TR AI BR I; POSTO 12 LLC; ATAULFO LLC; ABSOLUTO LLC; FUNDO INV ACOES SAINT ANDREWS; THE B O N YORK ADR DEPARTMENT; FRANKLIN TEMPLETON INVESTMENT FUNDS; T.ROWE PRICE INTERNATIONAL FUNDS: T.ROWE PRICE LATIN AMERICA FUND; T.ROWE PRICE EMERGING MARKETS STOCK FUND; T.ROWE PRICE T CO,TRT OF THE INT COMMON T FUND ON BEHALF OF ITS UNDERLYING T, EMERGING MARKETS E T; NORGES BANK; JPMORGAN FLEMING FUNDS LATIN AMERICA EQUITY FUND; T.ROWE PRICE FUNDS SICAV; AXA PREMIER VIP TRUST - MULTIMANAGER MID CAP VALUE PORTFOLIO; MORGAN STANLEY INSTITUTIONAL FUND, INC., ACTIVE INTERNATIONAL ALLOCATION PORTFOLIO; MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND; THE UNIVERSAL INSTITUTIONAL FUNDS, INC., EMERGING MARKETS EQUITY PORTFOLIO; MORGAN STANLEY EMERGING MARKETS FUND, INC.; MORGAN STANLEY INSTITUTIONAL FUND, INC., EMERGING MARKETS PORTFOLIO; MORGAN STANLEY INVESTMENT FUNDS EMERGING MARKETS EQUITY FUND; T.ROWE PRICE I INT FUNDS, INC. ON BEHALF OF ITS SEPARATE SER T.ROWE PRICE IEMER MARKET EQUITY FUND; VANGUARD INVESTMENT SERIES, PLC; NORGES BANK; FRANKLIN TEMPLETON CORPORATE CLASS LTD; JAPAN TRUSTEE SERVICES BANK,LTD AS TRUSTEE FOR THE SUMITOMO TRUST & BANKING CO.,LTD AS TRUSTEE FOR M; FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC: FIDELITY CONSUMER STAPLES CENTRAL FUND; JPMORGAN LATIN AMERICA FUND; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; WASHINGTON STATE INVESTMENT BOARD; JPMORGAN FUNDS; JAPAN TRUSTEE SERVICES BANK, LTD AS TRUSTEE FOR THE SUMITOMO TRUST & BANKING CO., LTD AS TRUSTEE FOR; EQ ADVISORS TRUST- EQ/MID CAP VALUE PLUS PORTFOLIO; T.ROWE PRICE FUNDS SICAV; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; PENN SERIES EMERGING MARKETS EQUITY FUND; NORGES BANK; NORGES BANK; NORGES BANK; NORGES BANK; EMPLOYEES RETIREMENT SYSTEM

OF TEXAS; AUSTRALIAN REWARD INVESTMENT ALLIANCE; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ALASKA PERMANENT FUND; AMERICAN HONDA MASTER RETIREMENT TRUST; AMETEK INC, EMPLOYEES MASTER RETIREMENT TRUST, THE BANK OF NEW YORK AS TRUSTEE; ARTIO INTERNATIONAL EQUITY FUND; ARTIO INTERNATIONAL EQUITY FUND II; AT&T UNION WELFARE BENEFIT TRUST; BALENTINE INTERNATIONAL EQUITY FUND SELECT LP; BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C; BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C; BRITISH AIRWAYS PENSIONS LTD. (MPF A/C); CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES´ RETIREMENT SYSTEM; CRM INTERNATIONAL OPPORTUNITY FUND; DIMENSIONAL FUNDS PLC; EATON VANCE STRUCTURED EMERGING MARKETS FUND; EATON VANCE TAX-MANAGED EMERGING MARKETS FUND; EMERGING GLOBAL SHARES DOW JONES EMERGING MARKETS TITANS COMPOSITE INDEX FUND; EMERGING MARKETS EQUITY TRUST 4; EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII; FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIDELITY SELECT PORTFOLIOS CONSUMER STAPLES PORTFOLIO; GLOBAL EMERGING MARKETS EQUITY FUND; GLOBAL INVESTMENT FUND; IBM DIVERSIFIED GLOBAL EQUITY FUND; IBM SAVINGS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; ING ARTIO FOREIGN PORTFOLIO; ING EMERGING COUNTRIES FUND; ING FOREIGN FUND; INSTITUTIONNEL 3D; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B; KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM; KENTUCKY RETIREMENT SYSTEMS; LAUDUS ROSENBERG INTL DISCOVERY FUND; LEGG MASON EMERGING MARKET TRUST (AUSTRALIA); LEGG MASON GLOBAL FUNDS FCP (LUXEMBOURG); LEGG MASON QUALIFIED INVESTOR FUNDS PLC; LINCOLN VARIABLE INSURANCE PRODUCTS TRUST - LVIP MID-CAP VALUE FUND; MICROSOFT GLOBAL FINANCE LIMITED; MORGAN STANLEY INTERNATIONAL FUND; MORGAN STANLEY INVESTMENT MANAGEMENT ACTIVE INTERNATIONAL ALLOCATION TRUST; MOTION PICTURE INDUSTRY PENSION PLAN; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL PENSION SERVICE; NATIONWIDE DEFINED BENEFIT MASTER TRUST; NEW YORK STATE DEFERRED COMPENSATION PLAN; NEW YORK STATE NURSES ASSOCIATION PENSION PLAN; NEWGATE INVESTMENT TRUST - EMERGING MARKETS INVESTMENT FUND; ONTARIO TEACHERS PENSION PLAN BOARD; ONTARIO TEACHERS PENSION PLAN BOARD; PENSIONSKASSERNES ADMINISTRATION A/S; PRIMERA FUND DYNAMIC PACIFIC; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; RÉGIME DE RETRAITE DE LUNIVERSITÉ DE MONTRÉAL; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; SCHWAB EMERGING MARKETS EQUITY ETF; SHRINERS HOSPITALS FOR CHILDREN; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHER RETIREMENT SYSTEM OF TEXAS; THE BARING EMERGING MARKETS UMBRELLA FUND, SUB FUND, THE BARING LATIN AMERICA FUND; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE FUTURE FUND BOARD OF GUARDIANS; THE GENERAL RETIREMENT SYSTEM OF THE CITY OF DETROIT; THE LATIN AMERICA EQUITY FUND,INC; THE MASTER T B OF JAPAN LTD RE MTBC400035147; THE MASTER TRT BK JPN TRUSTEE OF JPM BRICS5 MOTHER FUND; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM OF MISSOURI; THE PUBLIC EDUCATION EMPLOYEE

RETIREMENT SYSTEM OF MISSOURI; THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI; THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI; TRANSAMERICA VAN KAMPEN ACTIVE INTER ALLOCATION VP; UAW RETIREE MEDICAL BENEFITS TRUST; UPS GROUP TRUST; VAN KAMPEN SERIES FUND, INC., VAN KAMPEN EMERGING MARKETS FUND; VAN KAMPEN SERIES FUND, INC., VAN KAMPEN GLOBAL EQUITY ALLOCATION FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD WINDSOR FUND; VARIABLE INS PRODUCTS FUND IV: CONSUMER STAPLES PORTFOLIO; WELLINGTON MANAGEMENT PORTFOLIOS (CAYMAN) DIVERSIFIED INFLATION HEDGES P (FOR QUALIFIED INVESTORS); WELLINGTON MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C.; WELLINGTON TRUST COMPANY N.A.; WELLINGTON TRUST COMPANY N.A.; WELLINGTON TRUST COMPANY N.A.; WILMINGTON MULTI-MANAGER INTERNATIONAL FUND; WILMINGTON MULTI-MANAGER INTERNATIONAL FUND; WUT48; CAAM FUNDS; ETON PARK FUND, L.P.; EP TISDALE LLC; ITAU CONSUMO ACOES FI; UNIBANCO CONSUMO FI AÇÕES; SCHRODER VALOR FIA; SCHRODER A PLUS FUN INV ACOES; SCHRODER PERF FUN INVEST ACOES; FI ACOES PREV SCHRODER TCSPREV; SCHRODER P FUN INV AC IBRX50; CREDIT AGRICOLE ASSET MANAGEMENT; BNDES PART SA BNDESPAR; SCHRODER I PLUS FUN INV ACOES; SCHRODER A PLUS FUN INV ACOES; SCHRODER VALOR FIA; SCHRODER INV A PREVIDENCIARIO; SCHRODER P F INV AC EXCLUSIVO; SCHRODER I PLUS FUN INV ACOES; SCHRODER FOCO FUNDO INV EM A; SCHRODER SIS FUNDO INV ACOES; SCHRODER PR INV PREVIDENCIARIO; SCHRODER E PLUS FUN INV ACOES; SCHRODER P FUN INV AC IBRX50; SCHRODER PERF FUN INVEST ACOES; FI ACOES PREV SCHRODER TCSPREV; M SQ AC HG MAS FUNDO INV ACOES; ANA MARIA GONÇALVES FURLAN; LUIZ GOTARDO FURLAN; GABRIELLA FURLAN VILLARES; LEILA MARIA FURLAN DA SILVA TELLES; LUCILA MARIA FURLAN; DIVA HELENA FURLAN; LUCY FONTANA FURLAN; OSÓRIO HENRIQUE FURLAN JÚNIOR; EDUARDO FONTANA D´AVILA FURLAN; ZOE SILVEIRA D´AVILA; ODYLLA FONTANA D´AVILLA; WALTER FONTANA FILHO; MARIA TEREZINHA FONTANA DOS REIS; CONCÓRDIA HOLDING FINANCEIRA; ESPÓLIO DE OMAR FONTANA; OLINPAR PARTICIPAÇÕES LTDA; LUIZ FERNANDO FURLAN; RAUL MENA BARRETO DOS REIS; SIMONE FONTANA DOS REIS; OMAR FONTANA DOS REIS; ROMANO ANCELMO FONTANA FILHO; VERA LUCIA FONTANA; ONEIDA FONTANA; ATTILIO FONTANA NETO; VÂNIA CUNHA FONTANA; MARIA APARECIDA CUNHA FONTANA; CHEETAH EQUITY FUND, LLC; CLUBE DE INVESTIMENTO GUEPARDO-MEGAINVESTIDOR; GUEPARDO AÇÕES INSTITUCIONAL FIA; GUERPARDO FUNDO DE INVESTIMENTO EM AÇÕES; FLÁVIA T. F. GEMIGNANI; ALEX RENATO DE MAURA FONTANA; DENISE FONTANA D´AVILA FONTANA; VICTOR BAYARD DE MAURA FONTANA; YARA FONTANA MORAES; PRESENÇAS ACIONISTAS NO ESCRITÓRIO CORPORATIVO DE SÃO PAULO: FUND ATTILIO FR XAVIER FONTANA;MSQ BRV LLC; MSQ BRV LONG ONLY LLC; M SQ AC HG MAS FUNDO INV ACOES.-